Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn:	Mr. Duc Dang
Mr. Jerard Gibson

Re:	BREF HR, LLC
Amendment No. 1 to Registration Statement on Form 10
Filed December 5, 2011
File No. 000-54532

Dear Mr. Dang:

On behalf of our client, BREF HR, LLC (the “Company”), we are transmitting herewith, via the EDGAR system for filing with the Securities and Exchange Commission, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-54532).

Set forth below in bold are each of the comments in your letter of December 30, 2011. Immediately following each of the comments of staff of the Securities and Exchange Commission (“Staff”) is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made to the Registration Statement in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Unaudited Pro Forma Financial Data, page 33

Unaudited Pro Forma Statement of Operations, page 34

1.	We note your response to prior comment 11 and reissue the comment in part. Please further elaborate on the mechanics of the calculation of the incentive management fee. Tell us how the benchmark of prior year adjusted EBITDA is determined. Also, advise us why you have utilized an average monthly amount rather than applying the new terms of the management agreement to the actual adjusted EBITDA amounts. Please revise the footnote to the pro forma statements to clearly show how the amounts were calculated.

The Company confirms that the “benchmark” or EBITDA threshold is calculated by taking base year adjusted EBITDA (which was $31,982,794 for the first term year) multiplied by one and fifteen-hundredths (1.15). The Company also confirms that adjusted EBITDA is calculated on actual monthly results, and not based on average monthly values. The Company has revised the disclosure in footnote (2) on page 35 of the Amendment to clarify these matters and to more clearly show how the incentive portion of the management fee has been calculated for purposes of the pro forma statement of operations.

2.	We note your response to prior comment 12. Please clearly note in footnote (4) that the reason for the impairment adjustment is due to the fact that the 11-acre parcel of land was not part of the assets conveyed to the company pursuant to the Assignment. Also, clarify if there were any other assets that were not conveyed to the company pursuant to the Assignment.

The Company has revised the disclosure on page 35 of the Amendment to clearly state that the reason for the impairment adjustment is due to the fact that the 11-acre parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas was not part of the assets conveyed to the Company pursuant to the Assignment.

The Company also confirms, and has added disclosure in footnote (4), that all of the other assets (other than such 11-acre parcel of land) relating to the Hard Rock Hotel & Casino Las Vegas, as such business was conducted prior to the Assignment, were transferred to the Company pursuant to the Assignment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 39

Results of Operations for the Nine Months Ended September 30, 2011 Compared to the Results of Operations for the Nine Months Ended September 30, 2010 for the Company and HRH Holdings, page 42

3.	Please expand your discussion of Casino Lease revenue to clarify whether it is included in your consolidated financial statements.

The Company has revised the disclosure on page 42 of the Amendment to clarify that the Company included revenues earned by LHVR in its consolidated financial statements in accordance with applicable guidance relating to variable interest entities. As a result, the payments from LVHR to the Company under the Casino Lease are eliminated in consolidation.

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

4.	We note your response to prior comment 16. Please address the following additional items:

•

We note that you value component (i) based on the royalty rate that would be paid for use if your current license was not royalty free. It is unclear if the “market” royalty rate that you imputed already reflects the right to sub-license the trade name. If so, please clarify why you have added components (ii) and (iii);

The Company confirms that the value component for item (i), the use of the licensed Hard Rock brand on the Hard Rock Hotel & Casino Las Vegas, is based solely on the value of the brand to a single licensee and does not reflect the right to sublicense. This rate was derived primarily upon a review of comparable, arm’s length licensing agreements in the hospitality sector, which generally do not incorporate the right to further sub-license. In valuing component (i), the Company applied this royalty rate solely to the projected net revenues of the Las Vegas property.

The Company believes that it is appropriate to separately estimate the value of the sub-licensing potential under components (ii) and (iii) and add such values to component (i) to estimate the total value of licensing rights, because of differing risk profiles of these components, as described below.

•

Notwithstanding the first bullet point, tell us how you determined that it is appropriate to value component (ii) using the present value of the projected future royalty streams discounted at 13% rather than valuing it based only on in-place value of the sublicenses;

Component (ii), the current sub-license to the Isleta and CNE casinos, was valued using a direct application of the income approach; the Company considered other approaches but deemed this method to be the most appropriate from market participant perspective. Specifically, the Company valued this component based on (a) the royalty terms as set out in the respective agreements with the Isleta and CNE and (b) a projection of the expected revenues on which royalties are earned. The discount rate of 13% was based on the estimated weighted average cost of capital (“WACC”) for the overall business based on gaming industry market participant metrics and the assumption that brand names are assets closely correlated to overall business risk. The Company believes this rate is appropriate because these properties are open, growing and currently generating fees subject to annual minimums, thereby suggesting no need for incremental risk premiums.

•

Notwithstanding the first bullet point, tell us how component (iii) meets the definition of an intangible asset. Please address whether this component is identifiable based on the criteria detailed in ASC 805-20-25-10; and

Component (iii), the potential additional sub-licenses anticipated in California and elsewhere, is another valid portion of the overall value of the Company’s sub-licensing right. The Company believes this is an intangible asset that clearly meets both the separability and contractual criteria of ASC 805-20-25-10. Although the associated licensing fees may not be as certain as those related to components (i) and (ii), the Company believes that these fees are reasonably obtainable based on the recent agreements with CNE and Isleta, as well as ongoing negotiations with several other tribal casino developments. The higher discount rate selected for component (iii) was based in part due to the greater risk of realizing its projected cash flows.

•	Tell us the growth rates used in the five-year revenue forecasts and the basis for those rates. Also, tell us the basis for the each of the discount rates and the terminal growth rate used.

The discount rates selected for components (i) and (ii) were based on the estimated WACC for the Company’s overall business of 13%, as described above. No discounts or premiums were applied for existing properties, as a brand name is closely associated with the overall risk of the business. For component (iii) the Company assigned a 4% incremental risk premium to this base WACC because negotiations regarding additional potential sub-licenses are ongoing.

With respect to growth rates, component (i) rates were closely associated with anticipated recovery and improved performance of the Las Vegas property and long term growth slightly in excess of anticipated inflation. Component (ii) reflects a more modest blended growth rate for CNE and Isleta, the latter of which is only anticipated to pay a fixed minimum fee level for the foreseeable future. Component (iii) rates, once properties are stabilized, reflect only growth slightly in excess of anticipated inflation. The selected growth rates are summarized in the following table:

	Royalty Fee Growth Rates
Component	2011		2012	2013	2014	2015	Terminal
(i)	9.	8%	8.0%	7.5%	7.0%	6.5%	3.0%
(ii)	N/A		8.7%	1.9%	1.9%	1.9%	2.0%
(iii)	Years subsequent to opening (ranging from 2013-2015) = 3%						3.0%

Valuation of Fixed Assets, page 58

Buildings, site improvements, and furniture fixtures and equipment (“FF&E”), page 58

5.	Please tell us why you believe that a cost approach methodology is most appropriate to value these fixed assets. Tell us what consideration you gave to using an income method.

On page 58 of the Amendment under the heading “Valuation of Fixed Assets”, the Company states that “preliminary value indications for building site improvements and FF&E were estimated using almost exclusively cost approach methodologies.” However, later in the same paragraph the Company states “a pro rata adjustment was made to all of these asset classes based on income and market approach analyses of the Company’s overall business enterprise.” The adjustments made to the cost approach preliminary results to obtain a final fair value result for these asset classes were significant (approaching 40%). A more detailed discussion of the interplay between various valuation approaches is provided in the response to comment #6 below.

6.	You disclose that you establish a maximum value that is allocable to fixed asset classes by deducting working capital items and intangible assets from a reasonably computed enterprise value. Please tell us your basis in GAAP for this method of allocation. Clarify your consideration of goodwill in this analysis, and tell us if you applied the maximum value.

On page 58 of the Amendment under Valuation of Fixed Assets, the Company describes a widely accepted valuation procedure whereby income producing property cash flows are used to quantify an “economic obsolescence” penalty to apply to preliminary valuation indications for asset classes derived under primarily a cost approach. It is particularly common in valuing discrete fixed asset classes in asset-intensive businesses that have endured declining financial performance due to challenging market conditions.

For the Company, it is not possible to designate particular cash flow streams to the fixed asset classes, as it is for intangible assets such as trade names, sponsorship agreements and reservation backlog. As such, the valuation process described begins with the income and market approach based business enterprise value (“BEV”) for the overall Las Vegas property (excluding land not currently in use, sub-licensing streams, etc), and results in a rational allocation of economic obsolescence among fixed asset classes (i.e., pro rata based on the preliminary results of the cost approach). Alternatively stated, the depreciated replacement cost of the subject fixed assets exceeds the property business enterprise value as of the Assignment Date, due primarily to the $750 million building expansion program that occurred during a recession in the Las Vegas economy. The Company believes that significant asset impairment charges taken on many Las Vegas casino balance sheets in recent years help to confirm the presence of this previously unusual circumstance.

With respect to the consideration of goodwill, upon measuring and applying the economic obsolescence penalty described above and on page 58 of the Amendment, zero goodwill was indicated for the construction of the initial balance sheet. The Company will continue to refine its estimates during the measurement period, which may result in changes in value for assets and liabilities such as building and equipment, intangibles, goodwill, debt and equity.

Valuation of Intangible Assets, page 58

Rated Player Relationships, page 58

7.	You state that due to your financial performance and high fixed asset base, you used a variation of the cost approach rather than an income approach to value the “Player” relationships. Please further explain why you believe that a cost approach is appropriate. Address how you have captured the economic benefits expected from the future cash flows and other factors that may be important to how a marketplace participant might assess the asset.

The usual method by which customer-based intangible assets such as Players are measured for profitable businesses is via an income approach variant referred to as a multi-period excess earnings (“MPEE”) model. In this method, after gross cash flows associated with the subject asset are isolated, they are reduced by a charge for contributory assets leaving the residual or “excess earnings” as a value indicator for the subject asset. This contributory asset charge requires the prior determination of the fair value for all fixed assets, working capital and any other interrelated intangible assets.

As noted in the response to comment #6 above, as of the Assignment Date, the depreciated replacement cost of the subject fixed assets exceeded the Las Vegas property’s BEV. As such, any attempt to apply the MPEE model to value Players would have resulted in a negative residual cash flow indication. The quantification of the economic obsolescence penalty requires the adjustment of fixed assets to fair value, which requires a consideration of working capital and other interrelated intangible assets. The cost approach was deemed best able to provide a meaningful indication of Player fair value, in part to avoid a circular calculation. In the current Las Vegas market, virtually all casinos offer similar customer loyalty programs and many customers belong to multiple programs. The Company invests in its program to remain competitive in the Las Vegas market. However, in light of high complementaries and other significant program maintenance costs, the Company cannot isolate this asset as a major value driver for the Company’s current business and does not view the income approach as an appropriate valuation method at this time.

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

8.	We note your response to prior comment 18. Please additionally clarify the following:

•

Explain why you included the excess land near Hard Rock Hotel & Casino Las Vegas in your BEV. Your response to prior comment 12 states that the adjacent land was not a part of the assets conveyed to you pursuant to the Assignment.

In the first paragraph of our prior response to comment 18, we stated that:

“To estimate the fair value of consideration transferred, we first estimated the Company’s total business enterprise value, being the sum of the fair values of debt and equity capital (the “BEV”). Total enterprise value reflects the fair value of the existing core operations of the Company, excess land near Hard Rock Hotel & Casino Las Vegas,…”

To clarify, the reference in this paragraph to “excess land” refers to land near the Hard Rock Hotel & Casino Las Vegas that was transferred to the Company pursuant to the Assignment, and does not refer to the 11-acre parcel of land previously held by HRHH Development Transferee, LLC, which was not part of the assets transferred to the Company, and which is not included in the Company’s calculation of BEV.

•

Also, please quantify the amount of BEV attributable to anticipated future net cash flow streams from new venue initiatives as well as other anticipated third party licensing opportunities. Please describe these “new venue initiatives.” Also, tell us your basis for including both of these amounts in your BEV. Since you are utilizing a “most likely” case projection of future revenues, etc., tell us how you determined that future cash flows from these sources are “most likely.”

The Company’s total BEV computation included $120 million for new venue initiatives and $30 million for other anticipated third party licensing initiatives. During the valuation process, the underperforming operations under prior ownership were analyzed. During the $750 million expansion, the Hard Rock Hotel & Casino Las Vegas more than doubled in size, with certain prominent public areas left unfinished as “white-space.” With the assistance of third party gaming, hospitality and restaurant consultants, the Company identified multiple projects that would enhance property cash flows.

The new venue initiatives in the BEV computation included those that were already in progress or deemed most likely to be implemented in the two years following the Assignment. The forecasts utilized in the valuation reflect the Company’s assessment of the most likely case for future net cash flows, recognizing profit streams and investments that would be incremental to those of the pre-existing operations included in the Company’s core BEV computation. The Company believes a buyer would include a consideration of such factors when analyzing an almost new, but underutilized casino-resort property of this magnitude. In addition, cash reserves of $26.5 million were set aside on closing of the Assignment to be utilized in finishing these spaces. The most significant of the new venue initiatives include:

•	the combination of two poorly performing venues contiguous to the casino floor with a state-of the-art sports book venue designed and operated by a well regarded third party;

•	a new, high-end restaurant will be opened in a large, prominent white space;

•	a new nightclub/ supper club will be reopened in the vacant space of a prior night club; and

•	a current, underperforming Italian restaurant will be repositioned at a higher price point.

•	Tell us the growth rates utilized in your projections for years 2011 through 2016 and your basis for those rates.

The anticipated revenue growth rates for core operations and new venue initiatives (after 2011 and 2012 ramp-up periods) are set forth on the following table. The 2016 decline recognizes the typical life cycle pattern for new night club concepts in Las Vegas.

	Revenue Growth Rates
Component	2011	2012	2013	2014	2015	2016/ Terminal
Core Operations	9.8%	8.0%	7.5%	7.0%	6.5%	3.0%
New Initiatives	N/A	N/A	14.4%	11.4%	3.9%	-2.7%

5. Intangible Assets, page F-77

9.	We note your response to prior comment 19. You state that the average tenure of the typical Player at March 1, 2011 was in the range of five to seven years. In light of this fact, please explain how you determined the remaining life of the “Player” relationships to be 10 years. Specifically address how you determined 10 years to be the period over which the asset is expected to contribute directly or indirectly to your future cash flows. For reference, see ASC 350-30-35-1 through 5.

The Company notes on page F-77 that it is amortizing Player relationships on an accelerated basis that is consistent with the expected realization of their associated economic benefits. As noted in the response to comment #7 above, an income approach could not be practically applied to value this asset and therefore discrete, annual cash flows are not readily measured. As such, in estimating a reasonable pattern of economic consumption, the Company relied upon the observed pattern of Player attrition as a proxy. As described in the response to prior comment 19, the number of years in the Company’s data base (or “vintage”) of a Player materially impacts the anticipated pace of attrition. As such, it was important to compute the average vintage of the Player data base as of the Assignment Date (i.e., five to seven years), and focus on the attrition rates most prevalent for Players of this vintage (i.e., 10% to 20%). Assuming a mid-point annual attrition of 15% applied to the Player count active in a prior years (and ignoring new Players that would likely be added), the current count would decay to an immaterial level (i.e., under 4%) in approximately 10 years.

9. Commitments and Contingencies, page F-81

10.	We note your response to prior comment 20 and reissue the comment. Considering that the Hard Rock IP Action is presently in settlement discussions and a court-supervised process of mediation, it is unclear how you currently are unable to estimate a reasonably possible range of loss related to such litigation. Please advise.

Although the Company is currently in settlement discussions and a court-supervised process of mediation, the Company is not presently able to estimate a possible range of loss related to the Hard Rock IP Action. Plaintiff in the Hard Rock IP Action has not pled any specific damage demand, nor has the issue of damages been developed in discovery to date. Moreover, the nature of the settlement discussions and mediation process to date – the specifics of which, of course, must remain confidential – does not lend itself to the estimation with reasonable certainty of any cash component or other financial impact of any settlement or judgment that might be reached in the case, and we believe that any such estimate range of loss would be misleading at this time.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Tom Caldwell at (212) 310-8688.

Sincerely,

/s/ Mathew D. Bloch
Matthew D. Bloch